Mail Stop 4561

April 20, 2007

Irwin Rapoport
Wellentech Services, Inc.
7415 Sherbrooke St. West, #1
Montreal, Quebec H4B 1S2

Re: Wellentech Services, Inc.
Amendment No. 2 to Form SB-2
Filed on March 28, 2007
File No. 333-140236

Dear Mr. Rapoport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2. Please include a currently dated and signed consent from your external auditors, specifically SF Partnership, LLP, which was not included in your amendment.

Facing Page

2.   We note in response to comment 5 you have calculated the registration fee based on Rule
        457(d). In light of the fact that your securities are not being offered at varying prices
        based on fluctuating values of underlying assets, this reliance appears to be inappropriate.
        Please revise or advise.

Prospectus Cover Page

3.   We reissue comment 7 in part. Please revise your cross reference to the Risk Factor
        section so that it is highlighted and distinguishable from the rest of the surrounding text.

Business Experience, page 15

4.   We reissue comment 15 in part. Please revise to specifically disclose the business
        experience of Irwin Rapoport for the previous five years.

Executive Compensation, page 23

5.   We reissue comment 23. Please revise to include the information called for by Item
        402(f)(1), (f)(2) and (f)(3) of Regulation SB regarding compensation of directors. Refer
        to Securities Act Release No. 33-8732 (published August 29, 2006).

Available Information, page 23

6.   We reissue comment 25. Please revise to note that the public reference section has
        relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

Item 26. Recent Sales of Unregistered Securities, page II-2

7.   You state that relied on Rule 506 in conducting your private offering. Please confirm
        with us that no more than 35 of the investors were non-accredited investors.

Item 28. Undertakings, page II-4

8.   We reissue comment Please revise this section to include the undertakings required by
        Item 512(g) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

Irwin Rapoport
Wellentech Services, Inc.
April 20, 2007
Page 3

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Gregg Jaclin, Esq.